KH 3/7



SEC 13030367 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2013

Washington DC 405

SEC FILE NUMBER
8- 53105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVA CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 LEXINGTON AVENUE SUITE 2020
(No. and Street)

NEW YORK	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD T. GIBSTEIN 212-682-2393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID TARLOW & CO., CPA, PC DBA TARLOW & CO., CPA'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD T. GIBSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVA CAPITAL PARTNERS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ARIEL PAIGE KLEIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01KL6258283
Qualified in Westchester County
Commission Expires March 26, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX CASH FLOWS
- ☒ (e) Statement of XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX MEMBER'S EQUITY
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

ANNUAL REPORT

DECEMBER 31, 2012

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

TABLE OF CONTENTS



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Officers and Member of
Cova Capital Partners, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) (the "Company") as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due from fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, NY
February 28, 2013

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 7,747	
Due from clearing broker - clearance account	40,132	
Other current assets	8,060	
Total assets		$ 55,939

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 15,828	
Due to clearing broker	17,406	
Total liabilities		$ 33,234
Member's equity		22,705
Total liabilities and member's equity		$ 55,939

The accompanying notes are an integral part of these financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenue:		
Commission income	$ 22,985	
Underwriting and investment banking income	192,893	
Other income	14,077	
Total revenue		$ 229,955
Expenses:		
Salaries	59,200	
Employee benefits	6,662	
Commission expense	102,148	
Exchange fees and clearance charges	42,005	
Rent	49,000	
Professional fees	31,667	
Telephone and internet	7,695	
Travel and entertainment	18,040	
Other	15,833	
Total expenses		332,250
Loss before provision for income taxes		(102,295)
Provision for income taxes		-
Net loss		$ (102,295)

The accompanying notes are an integral part of these financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance as of December 31, 2011	$ 31,484	
Net loss	(102,295)	
Capital contributions	125,000	
Capital distributions	(31,484)	
Balance as of December 31, 2012		$ 22,705

The accompanying notes are an integral part of these financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities		
Net loss	$ (102,295)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease (increase) in:		
Due from clearing broker - clearance account	9,871	
Other current assets	(7,138)	
Increase (decrease) in:		
Accounts payable and accrued expenses	(2,145)	
Due to clearing broker	14,336	
Net cash used by operating activities		$ (87,371)
Cash flows from financing activities		
Capital contributions	125,000	
Payment of loans payable	(25,000)	
Capital distributions	(31,484)	
Net cash provided by financing activities		68,516
Net decrease in cash		(18,855)
Cash at beginning of year		26,602
Cash at end of year		$ 7,747
Supplemental disclosures of cash flow information		
Cash paid for interest		$ -
Cash paid for income taxes		$ -

The accompanying notes are an integral part of these financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 - ORGANIZATION

Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company was sold and simultaneously changed its name from Bannockburn Partners, LLC to Cova Capital Partners, LLC on March 6, 2012.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through Apex Clearing Corporation. Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

e) Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

f) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the Parent reports the Company's taxable income or loss on the their income tax returns.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $14,645, which was $9,645 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.27 to 1.

NOTE 5 - RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through one clearing broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

The Company entered into a month to month sublease for its office space located at 380 Lexington Avenue, New York, NY on April 1, 2012. Either party can terminate the sublease given 60 days notice. Therefore, there are no future minimum lease payments.

Rent expense for the year ended December 31, 2012 amounted to $49,000.

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 7 - CONCENTRATIONS AND CREDIT RISKS

a) Bank deposits

The Company maintains cash balances at several banks. For those banks who are participants in the FDIC Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are fully covered by FDIC insurance through December 31, 2012 for the entire amount in the account. The Company did not incur any losses in these accounts.

b) Revenue and service concentrations

Approximately 52% of the Company's revenue is derived from private placements with 1 customer.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company received capital contributions from its Parent, totaling $125,000 and provided return of capital distributions to its former member in the amount of $31,484 during the year ended December 31, 2012.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE- I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Member's Equity		$ 22,705
Deductions and/or charges:		
Non-allowable assets:		
Other current assets		8,060
Net capital per rule 15c3-1		**$ 14,645**
Computation of Net Capital Requirement		
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 15,828	
Due to clearing broker	17,406	
Total aggregate indebtedness		$ 33,234
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Excess net capital		**$ 9,645**
Ratio of aggregate indebtedness to net capital		2.27 to 1

Reconciliation with Company's Computation (included in part IIA of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in the Company's Part II unaudited focus report	$ 19,645
Net audit adjustments - Increase in Accrued Expenses - Rent	(5,000)
Net capital per the preceding	**$ 14,645**

SUPPLEMENTAL REPORTS



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Officers and Member of
Cova Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Cova Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 28, 2013



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Officers and Member of
Cova Capital Partners, LLC
380 Lexington Ave, Suite 2020
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cova Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cova Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cova Capital Partners, LLC's management is responsible for the Cova Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a difference as reflected in our audit adjustment of $4,018;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected on the Company's internal Statement of Profit & Loss noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related statements and working papers supporting the adjustments noting a difference of $10 ($4,018 @ 0.0025).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, NY
February 28, 2013

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE- II
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (SIPC-7)

Total revenue		$ 229,955
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 34,364	
Total deductions		34,364
SIPC Net Operating Revenues		$ 195,591
General Assessment @ .0025		$ 489
Less: Payment made with SIPC-6		425
Balance due with SIPC-7		$ 64

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED –UPON PROCEDURES
RELATED TO COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SIPC ASSESSMENT RECONCILIATION
YEAR ENDED DECEMBER 31, 2012


T&C

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Officers and Member of
Cova Capital Partners, LLC
380 Lexington Ave, Suite 2020
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cova Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cova Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cova Capital Partners, LLC's management is responsible for the Cova Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a difference as reflected in our audit adjustment of $4,018;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected on the Company's internal Statement of Profit & Loss noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related statements and working papers supporting the adjustments noting a difference of $10 ($4,018 @ 0.0025).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, NY
February 28, 2013

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE- II
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (SIPC-7)

Total revenue		$ 229,955
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 34,364	
Total deductions		34,364
SIPC Net Operating Revenues		$ 195,591
General Assessment @ .0025		$ 489
Less: Payment made with SIPC-6		425
Balance due with SIPC-7		$ 64